Mail Stop 6010

December 30, 2005

Creighton K. Early
Chief Executive Officer
DPAC Technologies Corp.
7321 Lincoln Way
Garden Grove, CA 92841

	Re:	DPAC Technologies Corp.
      Amendment No. 2 to Registration Statement on Form S-4
Filed December 19, 2005
		File No. 333-129532

Dear Mr. Early:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Conditions to the completion of the Merger, page 7
1. We note your response to prior comment 9 and the additional corresponding disclosure on page 19. If, in fact, you do not plan to re-solicit shareholders in the event that you waive a material condition and proceed with the Merger, please explain why you believe shareholders have adequate information to vote on the contemplated transaction.



Opinion of DPAC`s Financial Advisor, page 45
2. We note your response to prior comments 27 and 32. It is unclear what services Western Reserve Partners provided to QuaTech as its advisor on this transaction that warranted compensation of $400,000.
Please explain.

Liquidity and Capital Resources, page 87
3. Please reconcile your response to prior comment 43 with your disclosure on page 20 and elsewhere in the filing that you expect your current cash balances to be insufficient to fund your obligations through February 2006.

Item 22.  Undertakings
4. We reissue prior comment 71. Please provide the complete undertaking set forth in Item 512(a) of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551-3662 or Lynn Dicker at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.


Sincerely,



Perry Hindin
Special Counsel
Office of Electronics and Machinery

cc:  	via facsimile
      Nicholas J. Yocca, Esq.
      The Yocca Law Firm LLP

Creighton K. Early
DPAC Technologies Corp.
December 30, 2005
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